January 27, 2005

Mail Stop 0511

Mr. Stephen D. Replin, President
Monet Entertainment Group, Ltd
222 Milwaukee Street, Suite 304
Denver, CO  80206

Re: Form 8-K filed 1/20/2005
      File No. 0-27609

Dear Mr. Replin:

We have reviewed your filing and have the following comment.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Item 304(a)(1)(iv)(A) of Regulation S-B requires you to disclose whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements, resolved or not, with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise to clarify that the period covered includes the period through the dismissal date (January 17, 2005).

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.


Please direct any questions regarding this letter to the undersigned at 202.942.1856.


						Sincerely,


						Donald G. Wiland
						Staff Accountant
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE